DREYFUS NEW YORK AMT-FREE MUNICIPAL BOND FUND

Registration No. 811-4765

Sub-Item 77M

During the semi-annual period ended May 31, 2010, Dreyfus New York AMT-Free Municipal Bond Fund (the “Acquiring Fund”) acquired the assets of General New York Municipal Bond Fund, Inc. (the "Acquired Fund") as described below.

On July 21, 2009, the Acquiring Fund's Board and the Acquired Fund's Board each unanimously approved an Agreement and Plan of Reorganization providing for the transfer of all of the assets, subject to liabilities, of the Acquired Fund in a tax-free exchange (the "Exchange") to the Acquiring Fund, in exchange for Class A shares of the Acquiring Fund having an aggregate net asset value equal to the value of the Acquired Fund's net assets.

At a Special Meeting of Shareholders of the Acquired Fund held on December 29, 2009, shareholders of the Acquired Fund voted to approve the Agreement and Plan of Reorganization. The votes of the Acquiring Fund's shareholders were not solicited since their approval or consent was not necessary for the Exchange.

After the close of business on January 21, 2010, the Exchange was consummated and the Class A shares of the Acquiring Fund received by the Acquired Fund’s shareholders were distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund, with each shareholder receiving a pro rata distribution of shares of the Acquiring Fund’s Class A shares (or fraction thereof) for shares of the Acquired Fund held prior to the Exchange.  Following this liquidation, the Acquired Fund was dissolved.